FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of October 2013 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On October 23, 2013, the registrant announced its 8th Annual U.S. Technical Global Symposium to be held on November 12-13, 2013 at the Hyatt Regency, Irvine, CA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 23, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces 8th Annual U.S. Technical Global Symposium to be held on November 12-13, 2013 at the Hyatt
Regency, Irvine, CA

Aerospace, Defense and Commercial solutions to be presented by executives from government agencies, leading technology companies such as Samsung, and others

NEWPORT BEACH, Calif., October 23, 2013 –TowerJazz, the global specialty foundry leader, announced today its eighth annual technology conference, the TowerJazz Technical Global Symposium (TGS) to be held at the Hyatt Regency, Irvine, California on November 12-13, 2013. TGS is offered at no cost to attendees and will be comprised of an Aerospace and Defense focused day on November 12 and a Commercial day on November 13. The theme for TGS 2013 is “From Innovation to Manufacturing for a Smart World” and guest speakers include executives from: Army NVESD (Night Vision Electronic Sensors Directorate), BAE Systems, Cavendish-Kinetics, Dresden University of Technology (Germany), IHS/iSuppli, Naval Research Lab, Raytheon Vision Systems, Samsung R&D America, Space Micro, SRI International, UC San Diego, and Virginia Tech.

The Aerospace and Defense focused day on November 12 will feature TowerJazz customer talks on CMOS imagers for aerospace and defense applications; day/night image sensors to assist soldiers in the field; large format, high performance readout integrated circuits (ROICs) for E/O applications; microwave array technology for reconfigurable integrated circuits; high-performance CMOS imager technology for Solar Orbiter Space Mission; prospective on DARPA and integrated circuit research; high-performance SiGe as an enabling technology for microwave/mmWave transceivers and phased arrays; and interpolating and modulating quadrature DAC for spacecraft transmitters. In addition, TowerJazz executives will provide overviews and roadmaps on its enabling technologies: high performance SiGe, RF, mmWave and CMOS image sensors, along with CMOS, ROIC, MEMS and TSV.

The TGS Commercial day on November 13 will highlight TowerJazz’s strategy and achievements as well as capacity expansion. The keynote will be presented by TowerJazz CEO, Russell Ellwanger, and will discuss the industry megatrends served through analog technology: “green” energy, seamless connectivity, and multi-function systems. Other company executives will present TowerJazz’s latest process technology advancements including: a next-generation RF SOI platform for handset RF switches and antenna tuners, power amplifier (PA) SiGe technology with advanced features such as thick-Cu interconnects, high-resistivity substrates and TSV, RF MEMS, 0.18um BCD with very-low Rdson devices for power management ICs, and 700V technology for LED lighting and AC/DC conversion, among others. TowerJazz customers will also present on topics such as: 5G mmWave mobile communications, ultimate physical limits of SiGe HBT technology (and roadmap), and tunable RF MEMS solutions for the mobile wireless market.  In addition, a semiconductor industry outlook from analyst firm, IHS/iSuppli will be provided.

“We are excited to once again host our valued customers at our eighth annual technology symposium in the US. We have recently completed successful events in Japan, China and Israel where we discussed how our advanced specialty process technologies address industry megatrends,” said Russell Ellwanger, TowerJazz CEO. “In addition, we have a number of customer applications enabled by TowerJazz process technologies which will be presented by executives from leading companies.  I am proud of the work by our TowerJazz team and very pleased with the participation of our customers and partners in this event. We look forward to continuing our strong customer relationships in the military and space communities as well as in the commercial arena while maintaining our leadership position in technology, innovation and manufacturing.”

In addition to networking with TowerJazz executives and customers, attendees will have an opportunity to meet with major EDA vendors and IP providers who will be available to discuss the most comprehensive and updated design solutions. TGS gold sponsors include: Cadence, Mentor Graphics, Silvaco, SST Microchip, and Synopsys.  TGS silver sponsors include: AWR, Agilent Technologies, FlipChip, GDSI, ICScape, Kilopass, Photronics, Presto-Engineering, Tanner EDA, and Quik-Pak. Sponsor exhibit tables will be provided on both days of the event and a reception will be hosted by TowerJazz at the Hyatt Regency, Irvine on the evening of November 12, 2013.

For more information or to register, please visit: http://towerjazz.com/tgsus2013.html.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company Contact in the US: Lauri Julian | +1 949-715-3049 | lauri.julian@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com